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17003361

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~~Washington, D.C. 20549~~

SEC
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Section
JAN 05 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Objective Equity, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Bretano Way
(No. and Street)

Greenbrae	California	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	**Daytona Beach Shores**	**Florida**	**32118**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

2018 JAN -5 PM 2:46 RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, David Riedel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Objective Equity, LLC, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

See Attached

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 29th day of December, 2017, by
Date *Month* *Year*

(1) David Riedel

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

E. NORMAN
COMM. #2146247
Notary Public - California
Alameda County
My Comm. Expires Mar. 14, 2020
NR01

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: 12/20/2017 Number of Pages: 16

Signer(s) Other Than Named Above: ____________________

OBJECTIVE EQUITY, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED SEPTEMBER 30, 2017

OBJECTIVE EQUITY, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2017

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of OBJECTIVE EQUITY, LLC

We have audited the financial statements of OBJECTIVE EQUITY, LLC ("Company") which comprise the statement of financial condition as of SEPTEMBER 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of SEPTEMBER 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has used, rather than provided cash in its operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
December 20, 2017

OBJECTIVE EQUITY, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2017

ASSETS	For Year Ended October 31, 2017
CURRENT ASSETS	
Cash and cash equivalents	$ -
Accounts receivable	-
Other current assets	130
Total current assets	130
Other non-current assets, less accumulated amortization	-
TOTAL ASSETS	$ 130
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 56,384
Other Accrued expenses	-
Total current liabilities	56,384
MEMBERS' EQUITY	
Undistributed earnings	(56,254)
Total Stockholders' Equity	(56,254)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 130

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
STATEMENTS OF OPERATIONS
AS OF SEPTEMBER 30, 2017

		2017
REVENUES:		
Corporate advisory services	$	-
Interest income		-
Total revenue		-
EXPENSES:		
Accounting	$	15,000
Business services		4,509
Regulatory fees		2,990
Technology services		3,497
Professsional fees		-
Other expenses		15
Total expenses		26,011
NET (LOSS) FROM OPERATIONS	$	(26,011)

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF SEPTEMBER 30, 2017

		Total Member's Equity
Balances, September 30, 2016	$	(32,563)
Plus Capital Contributions		2,320
Less Distributions		-
Net income (loss) for 2017		(26,011)
Balances, September 30, 2017	$	(56,254)

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
STATEMENTS OF CASH FLOWS
AS OF SEPTEMBER 30, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(26,011)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		-
Decrease in other current assets		(25)
Increase in accounts payable		23,701
Increase in accrued expenses		-
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		(2,335)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		2,320
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,320
NET CHANGE IN CASH AND CASH EQUIVALENTS		(15)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		15
CASH AND CASH EQUIVALENTS, END OF YEAR	$	-

See notes to financial statements and auditors' report.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2017

Note 1 Organization and Summary of Significant Accounting Policies

Organization and Business
OBJECTIVE EQUITY, LLC ("Company") was organized in April 2004 as a New York limited liability company. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company also became a member of the Financial Industry Regulatory Authority (FINRA). The Company provides research and corporate advisory services. The customers are primarily corporation and financial institutions location throughout the United States.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes revenue related to the private placements of securities, research, and corporate advisory services when earned under the respective agreements.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is treated as a partnership for federal income tax reporting purposes. All items of revenue, expense, gain and loss are included on the members' return. Accordingly, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At SEPTEMBER 30, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2016) remain subject to income tax audits.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments, Concentration of Risk and Contingencies***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of SEPTEMBER 30, 2017.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company currently has no contingencies.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At SEPTEMBER 30, 2017, the Company has net capital and net capital requirements of ($56,384) and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was negative. The capital requirements do not meet the above rule and are out of compliance as of September 30, 2017.

Note 5 Going Concern

The Company has suffered recurring losses from operations and has used, rather than provided, cash in its operations. Without realization of additional capital or addition revenue sources, it would be unlikely for the Company to continue as a going concern. It is management's plan to obtain additional sources of capital and revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded and liabilities that might be necessary should the Company be unable to continue in existence.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

OBJECTIVE EQUITY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	(56,254)
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		(56,254)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at September 30, 2017		-
Total capital and allowable subordinated liabilities		(56,254)
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		130
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		(56,384)
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	(56,384)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	3,759
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		(61,384)
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		(62,384)

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
SEPTEMBER 30, 2017

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	56,384
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	56,384
Ratio: Aggregate indebtedness to net capital		-100.00%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of September 30, 2017)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		(56,384)
Net audit adjustments		-
Net capital per above		(56,384)

NOTE: There are no material differences between the above compution of net capital and the corresponding computation as submitted by the Compay with the unaudited Form X-17A-5 Part II Filing as of September 30, 2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Objective Equity, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Objective Equity, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

December 20, 2017

380 Bretano Way
Greenbrae, CA 94904
Tel: 212-334-6365
Fax: 212-253-4263

Objective Equity, LLC

December 10, 2017

To whom it may concern:

This letter will serve to confirm that Objective Equity does not have any fee sharing
We confirm, to the best of our knowledge and belief, that:

1. Objective Equity, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year October 1, 2016 to September 20, 2017.
2. Objective Equity, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year October 1, 2016 to September 30, 2017 without exception.

David Riedel

President